Filed by Northern Orion Resources Inc.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Northern Orion Resources Inc.
Commission File Number: 001-31927
Date: August 22, 2007

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com

NEWS RELEASE

September 20, 2007	NNO – TSX
NTO – Amex

NORTHERN ORION ANNOUNCES A REDUCTION IN THE MINIMUM
TENDER CONDITION BY YAMANA FOR MERIDIAN

Vancouver, British Columbia September 20, 2007 NORTHERN ORION RESOURCES INC. (“Northern Orion”) (TSX: NNO, AMEX: NTO) acknowledges today’s announcement by Yamana Gold Inc. (“Yamana”) that Yamana has amended its offer for 100% of the shares of Meridian Gold Inc. (the “Meridian Offer”). As per today’s announcement, Yamana has:

1.	reduced the minimum tender condition relating to the Meridian Offer from 66 2/3 percent to 50.1 percent;

2.	extended the offer deadline to Meridian shareholders from 8:00 pm (Toronto time) on September 24 to 8:00 pm (Toronto time) on October 2, 2007; and

3.	increased the cash component of the Meridian Offer by C$2.50 per share for a total of C$6.50 per share, while keeping the share component of the offer unchanged at 2.235 Yamana common shares.

Yamana reports that the cash portion of the consideration will be funded from Yamana’s own currently available debt facilities.

Further details of the amended Meridian Offer, please see Yamana’s press release of today’s date. Under the terms of a definitive business combination agreement between Yamana and Northern Orion announced on July 19, 2007 (the “Plan of Arrangement”) Yamana will, upon the satisfaction or waiver of customary conditions, acquire all of the issued and outstanding shares of Northern Orion on the basis of 0.543 of a Yamana share for each Northern Orion share.

The Northern Orion board continues to support the Plan of Arrangement with Yamana and has agreed with Yamana to amend the Minimum Meridian Condition under the Plan of Arrangement. This condition of the Plan of Arrangement has been amended to reduce the number of Meridian shares that must be deposited to the Meridian Offer and not withdrawn at the time of expiry from 66 2/3% to 50.1% .

Yamana has also agreed to commence take up of Meridian shares under the Meridian Offer once the new minimum tender condition of 50.1% has been satisfied and all other conditions to its offer have been satisfied or waived. Yamana has also agreed to close the Plan of Arrangement with Northern Orion as soon as practical after the successful tender for the Meridian shares under the new minimum tender condition and will continue thereafter to use commercially reasonable best efforts to acquire the remaining issued shares of Meridian not held by Yamana.

Endeavour Financial International Corporation and GMP Securities L.P. are financial advisors to Northern Orion.

GMP Securities L.P. (“GMP”), have provided an updated fairness opinion to Northern Orion’s Board of Directors based on the Plan of Arrangement and their review of Yamana’s revised offer to Meridian shareholders. GMP continues to be of the opinion that the consideration offered to Northern Orion shareholders by Yamana is fair, from a financial point of view, to the shareholders of Northern Orion.

“David Cohen”
David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws concerning the proposed transaction between Yamana and Northern Orion. Except for statements of historical fact relating to the companies, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward- looking statements. Assumptions upon which such forward-looking statements are based include that Yamana will be successful in acquiring 50.1% of the issued and outstanding Meridian shares and all other conditions to completion of the transactions will be satisfied or waived. These assumptions are based on factors and events that are not within the control of Northern Orion and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, investor sentiment, trading prices of the respective companies and the risk factors disclosed in the Company’s Management Information Circular dated as of July 20, 2007. Although Northern Orion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Northern Orion undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.